October 4. 2006

Securities Exchange Commission	Telephone Number: 202-551-3466
Division of Corporate Finance	Facsimile Number: 202-772-9209
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Aegis Communications Group, Inc.
Form 10-K for the year ended 12/31/2005
Filed on 3/31/2006
File No. 000-14315

Ladies and Gentlemen:

We have received your letter of September 25,2006 and thank you for the same.

We have outlined, on behalf of our Company, Aegis Communications Group, Inc. (the “Company”), attached in electronic format for filing with the Securities and Exchange Commission (the “Commission”), the comments of the Staff of the Commission to the Company as set forth in its letter of comments, dated September 25, 2006, from Jorge Bonilla, Senior Staff Accountant, (the “Comment Letter”), and the Company’s response to each comment. The Company in consultation with its independent auditors has prepared all responses to the accounting comments contained in the Staff’s letter.

1. COMMENT: With respect to your disclosure of EBITDA on page 9 and 26, please explain to us how you considered the disclosure requirements in Item 10(e)(i)(C) and (D) of Regulation S-K. Also, refer to the additional disclosures discussed in Question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP measures issued by the Commission.

RESPONSE: The Company uses EBITDA (earnings before interest, taxes, depreciation and amortization) as its internal measures of profitability of its business objectives and measurement. EBITDA is an approximate measure of our operating cash flow income based on data from the Company’s income statement. It is calculated by looking at earnings before the deduction of interest expenses, taxes, depreciation and amortization. This earnings measure is of particular importance to venture investors and other finance media which review and measures companies across industries. EBITDA is an important tool and measure of interest to the Company’s creditors, since EBITDA is essentially the income that a company has free for interest payments. Though it is a Non-GAAP business profitability measure in which the Company operates, the Company uses it mainly as the main profitability measure focused on by market analyst, our key shareholders and the investing community and is many times referred to as operational cash flow. That said, the Company has taken care to reflect in its financial statements and detailed commentary, the Earnings line items in strict adherence to the normally accepted SEC nomenclature.

2. COMMENT: We note that you entered into a credit financing arrangement with Rockland Credit Finance, LLC. In 2005 and The CIT Group in 2006. Please tell us how you considered paragraphs 9-12, 15 and 17 of FAS140 in determining the appropriate accounting and disclosures regarding these arrangements.

RESPONSE: In the Rockland Credit Financing transactions, the Company sold individual invoices to Rockland and the collection process required payment to go to Rockland directly through our bank account which full control was given up by the Company in favor to Rockland to cover the transactions. The up front payment of 85% was covered initially and when Rockland received cash from our customer, they would remit to us from their funds which were drawn directly to Rockland outside of our control. The balance of the 15% net of any interest expense and management fees was made available to the Company upon our request for reimbursement. We were not able to have any beneficial interest in the asset after the initial sale of the invoice to Rockland. Rockland (transferee) had the ability to pledge or exchange invoices at their will. The Company was unable to maintain any type of control, much less any effective control, over the invoices sold to Rockland. The Company could be forced to purchase the invoices back after the contractual 90 day period.

This is in contrast to the CIT Group Agreement whereby the Company’s Accounts Receivable balance is used as part of a borrowing base for computation on a loan balance that can be borrowed as compared to the Rockland agreement where there is no sale of receivables and is not governed by FAS 140.

3. COMMENT: We note in the first paragraph on page F-32 that Essar personnel provides services for the Company and are paid by Essar. Please tell us the value of these services, whether it had an accounting consequence for the Company and why, and how you considered SAB Topic 5:T with respect to the provision of these services.

RESPONSE: Essar, majority shareholder of the Company’s common stock, had provided limited service of their employees to the Company related to sales management, financial planning, and purchase of Information Technology Assets. Many of the services were provided for through the person’s direct employment with Essar. These services were more in the form of referral, counsel and advise through their strategic alliances with vendors and other strategic support as components to their routine job function within Essar mainly in the area of design and support of the Company’s VoIP telecommunications platform which was compatible with their infrastructure in which we operate with them in an international customer/vendor relationship. Essar receives rent income from the Company through the leasing of the VoIP telecommunications equipment providing Though the principal stockholder’s intention was to enhance or maintain the value of his investment by providing such counsel and advise, the implementation of all the projects were done entirely by fully paid employees of the Company.

We hope the commentary does satisfactorily address your questions. Do please let us know if there is a need for further dialogue and review.

Thanking You

Very truly yours,

/s/ Kannan Ramasamy Kannan Ramasamy
President and Chief Executive Officer